CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s annual report on internal control over financial reporting” included in Management’s Discussion and Analysis for the fiscal year ended January 1, 2017. Management is also responsible for the preparation and presentation of other financial information included in the 2016 Annual Report and its consistency with the consolidated financial statements.

The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The consolidated financial statements have been independently audited by KPMG LLP, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company. In addition, our auditors have issued a report on the Company’s internal controls over financial reporting as of January 1, 2017. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors.

(Signed: Glenn J. Chamandy)	(Signed: Rhodri J. Harries)
Glenn J. Chamandy	Rhodri J. Harries
President and Chief Executive Officer	Executive Vice-President, Chief Financial and Administrative Officer

February 22, 2017

GILDAN 2016 REPORT TO SHAREHOLDERS 1

CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Gildan Activewear Inc.:

We have audited the accompanying consolidated financial statements of Gildan Activewear Inc. (the “Company”), which comprise the consolidated statements of financial position as at January 1, 2017 and January 3, 2016, the consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the year ended January 1, 2017 and the fifteen month fiscal period ended January 3, 2016, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Gildan Activewear Inc. as at January 1, 2017 and January 3, 2016, and its consolidated financial performance and its consolidated cash flows for the year ended January 1, 2017 and the fifteen month fiscal period ended January 3, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of January 1, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2017 expressed an unqualified (unmodified) opinion on the effectiveness of the Company’s internal control over financial reporting.

Montréal, Canada
February 22, 2017

*CPA auditor, CA, public accountancy permit No. A110592

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

GILDAN 2016 REPORT TO SHAREHOLDERS 2

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.:

We have audited Gildan Activewear Inc.’s internal control over financial reporting as of January 1, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Gildan Activewear Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis for the year ended January 1, 2017. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Gildan Activewear Inc. maintained, in all material respects, effective internal control over financial reporting as of January 1, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

During 2016, Gildan Activewear Inc. acquired Alstyle Apparel, LLC ("Alstyle") and Peds Legwear, Inc. ("Peds"), and Management excluded from its assessment of the effectiveness of internal control over financial reporting as of January 1, 2017 Alstyle's and Peds' internal control over financial reporting associated with total assets of $200 million and total net sales of $118.6 million included in the consolidated financial statements of Gildan Activewear Inc. as at and for the year ended January 1, 2017. Our audit of internal control over financial reporting of Gildan Activewear Inc. also excluded the evaluation of the internal control over financial reporting of Alstyle and Peds.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Gildan Activewear Inc. as at January 1, 2017 and January 3, 2016 and the related consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the year ended January 1, 2017 and the fifteen month fiscal period ended January 3, 2016, and our report dated February 22, 2017 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Montréal, Canada
February 22, 2017

*CPA auditor, CA, public accountancy permit No. A110592

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

GILDAN 2016 REPORT TO SHAREHOLDERS 3

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars)

	January 1, 2017	January 3, 2016

Current assets:
Cash and cash equivalents (note 6)	$38,197	$50,675
Trade accounts receivable (note 7)	277,733	306,132
Inventories (note 8)	954,876	851,033
Prepaid expenses, deposits and other current assets	69,719	42,934
Assets held for sale	—	2,840
Total current assets	1,340,525	1,253,614
Non-current assets:
Property, plant and equipment (note 9)	1,076,883	1,044,389
Intangible assets (note 10)	354,221	336,753
Goodwill (note 10)	202,108	190,626
Deferred income taxes (note 18)	1,500	2,793
Other non-current assets	14,907	6,105
Total non-current assets	1,649,619	1,580,666
Total assets	$2,990,144	$2,834,280
Current liabilities:
Accounts payable and accrued liabilities	$234,062	$232,268
Income taxes payable	1,866	953
Total current liabilities	235,928	233,221
Non-current liabilities:
Long-term debt (note 11)	600,000	375,000
Other non-current liabilities (note 12)	34,569	37,616
Total non-current liabilities	634,569	412,616
Total liabilities	870,497	645,837
Commitments, guarantees and contingent liabilities (note 23)
Equity:
Share capital	152,313	150,497
Contributed surplus	23,198	14,007
Retained earnings	1,903,525	2,022,846
Accumulated other comprehensive income	40,611	1,093
Total equity attributable to shareholders of the Company	2,119,647	2,188,443
Total liabilities and equity	$2,990,144	$2,834,280

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(Signed: Glenn J. Chamandy)	(Signed: Russell Goodman)
Glenn J. Chamandy	Russell Goodman
Director	Director

GILDAN 2016 REPORT TO SHAREHOLDERS 4

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
Fiscal years ended January 1, 2017 and January 3, 2016
(in thousands of U.S. dollars, except per share data)

	2016	2015
		(15 months)
Net sales	$2,585,070	$2,959,238
Cost of sales	1,865,367	2,229,130
Gross profit	719,703	730,108
Selling, general and administrative expenses (note 16(a))	336,433	387,963
Restructuring and acquisition-related costs (note 17)	11,746	14,908
Operating income	371,524	327,237
Financial expenses, net (note 14(c))	19,686	17,797
Earnings before income taxes	351,838	309,440
Income tax expense (note 18)	5,200	4,526
Net earnings	346,638	304,914
Other comprehensive income (loss), net of related income taxes:
Cash flow hedges (note 14(d))	39,518	8,825
Actuarial loss on employee benefit obligations (note 12(a))	(5,239)	(10,000)
	34,279	(1,175)
Comprehensive income	$380,917	$303,739
Earnings per share: (note 19)
Basic (1)	$1.47	$1.26
Diluted (1)	$1.47	$1.25
(1) All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

See accompanying notes to consolidated financial statements.

GILDAN 2016 REPORT TO SHAREHOLDERS 5

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Fiscal years ended January 1, 2017 and January 3, 2016
(in thousands or thousands of U.S. dollars)

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Number	Amount
Balance, October 5, 2014	244,648	$124,595	$20,778	$(7,732)	$1,885,892	$2,023,533
Share-based compensation	—	—	12,152	—	—	12,152
Shares issued under employee share purchase plan	59	1,761	—	—	—	1,761
Shares issued pursuant to exercise of stock options	1,462	21,904	(7,465)	—	—	14,439
Shares issued or distributed pursuant to vesting of restricted share units	1,013	19,031	(19,031)	—	—	—
Shares repurchased for cancellation (note 13(d))	(3,050)	(1,555)	—	—	(78,188)	(79,743)
Share repurchases for future settlement of non-Treasury RSUs (note 13(e))	(560)	(15,239)	7,488	—	—	(7,751)
Dividends declared	—	—	85	—	(79,772)	(79,687)
Transactions with shareholders of the Company recognized directly in equity	(1,076)	25,902	(6,771)	—	(157,960)	(138,829)
Cash flow hedges (note 14(d))	—	—	—	8,825	—	8,825
Actuarial loss on employee benefit obligations (note 12(a))	—	—	—	—	(10,000)	(10,000)
Net earnings	—	—	—	—	304,914	304,914
Comprehensive income	—	—	—	8,825	294,914	303,739
Balance, January 3, 2016	243,572	$150,497	$14,007	$1,093	$2,022,846	$2,188,443
Share-based compensation	—	—	15,225	—	—	15,225
Shares issued under employee share purchase plan	53	1,532	—	—	—	1,532
Shares issued pursuant to exercise of stock options	77	1,278	(453)	—	—	825
Shares issued or distributed pursuant to vesting of restricted share units	291	7,632	(12,185)	—	(143)	(4,696)
Shares repurchased for cancellation (note 13(d))	(13,775)	(8,626)	—	—	(385,825)	(394,451)
Change in classification of non-Treasury RSUs to equity-settled (note 3(cc))	—	—	6,234	—	—	6,234
Dividends declared	—	—	370	—	(74,752)	(74,382)
Transactions with shareholders of the Company recognized directly in equity	(13,354)	1,816	9,191	—	(460,720)	(449,713)
Cash flow hedges (note 14(d))	—	—	—	39,518	—	39,518
Actuarial loss on employee benefit obligations (note 12(a))	—	—	—	—	(5,239)	(5,239)
Net earnings	—	—	—	—	346,638	346,638
Comprehensive income	—	—	—	39,518	341,399	380,917
Balance, January 1, 2017	230,218	$152,313	$23,198	$40,611	$1,903,525	$2,119,647
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

See accompanying notes to consolidated financial statements.

GILDAN 2016 REPORT TO SHAREHOLDERS 6

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal years ended January 1, 2017 and January 3, 2016
(in thousands of U.S. dollars)

	2016	2015
		(15 months)
Cash flows from (used in) operating activities:
Net earnings	$346,638	$304,914
Adjustments to reconcile net earnings to cash flows from operating activities (note 21(a))	158,447	147,654
	505,085	452,568
Changes in non-cash working capital balances:
Trade accounts receivable	57,097	47,893
Income taxes	(1,716)	2,478
Inventories	(15,188)	(36,149)
Prepaid expenses, deposits and other current assets	7,070	(4,290)
Accounts payable and accrued liabilities	(14,450)	(108,876)
Cash flows from operating activities	537,898	353,624

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(129,408)	(319,374)
Purchase of intangible assets	(10,833)	(7,545)
Business acquisitions (notes 5 & 26)	(163,947)	(103,800)
Proceeds on disposal of assets held for sale and property, plant and equipment	833	5,463
Cash flows used in investing activities	(303,355)	(425,256)

Cash flows from (used in) financing activities:
Increase (decrease) in amounts drawn under revolving long-term bank credit facility	(375,000)	218,000
Proceeds from term loan	300,000	—
Proceeds from issuance of notes	300,000	—
Dividends paid	(74,382)	(79,687)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(4,696)	—
Proceeds from the issuance of shares	2,209	16,032
Repurchase and cancellation of shares (note 13(d))	(394,451)	(79,743)
Share repurchases for future settlement of non-Treasury RSUs (note 13(e))	—	(15,239)
Cash flows (used in) from financing activities	(246,320)	59,363

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(701)	(2,219)
Net decrease in cash and cash equivalents during the fiscal year	(12,478)	(14,488)
Cash and cash equivalents, beginning of fiscal year	50,675	65,163
Cash and cash equivalents, end of fiscal year	$38,197	$50,675

Cash paid (included in cash flows from operating activities):
Interest	$10,670	$9,561
Income taxes, net of refunds	9,349	4,890

Supplemental disclosure of cash flow information (note 21)

See accompanying notes to consolidated financial statements.

GILDAN 2016 REPORT TO SHAREHOLDERS 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal years ended January 1, 2017 and January 3, 2016
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. Beginning in fiscal 2015, the Company changed its fiscal year to end on the Sunday closest to December 31 of each year. As a result, fiscal 2015 was a transition year and included 15 months of operations, beginning on October 6, 2014 and ending on January 3, 2016.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. The consolidated financial statements for the fiscal years ended January 1, 2017 and January 3, 2016 include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

All earnings per share and share data in these consolidated financial statements and notes are on a post-split basis, reflecting the effect of the two-for-one stock split of the Company’s outstanding common shares by way of a share dividend that took effect on March 27, 2015. See note 13(c).

2. BASIS OF PREPARATION:

(a)	Statement of compliance:
The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements for the fiscal year ended January 1, 2017 were authorized for issuance by the Board of Directors of the Company on February 22, 2017.

(b)	Basis of measurement:
The consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated statements of financial position:

•	Derivative financial instruments which are measured at fair value;

•	Assets held for sale which are stated at the lower of carrying amount and fair value less costs to sell;

•	Liabilities for cash-settled share-based payment arrangements which are measured at fair value;

•	Employee benefit obligations related to defined benefit plans which are measured as the net total of the fair value of plan assets and the present value of the defined benefit obligations;

•	Provisions for decommissioning, site restoration costs and onerous contracts which are measured at the present value of the expenditures expected to be required to settle the obligation;

•	Contingent consideration in connection with a business combination which is measured at fair value; and

•	Identifiable assets acquired and liabilities assumed in connection with a business combination which are initially measured at fair value.

Certain of the comparative information has been reclassified to conform to the presentation adopted in the current fiscal period.

The consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency.

GILDAN 2016 REPORT TO SHAREHOLDERS 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. BASIS OF PREPARATION (continued):

(c) Initial application of new or amended accounting standards:

Share-based payment
On July 4, 2016, the Company early adopted the amendments to IFRS 2, Share-based payment, which were issued by the IASB on June 20, 2016, with effect as at January 3, 2016. The amendments clarify how to classify and measure certain types of share-based payment transactions, including share-based payment transactions with a net settlement feature for withholding tax obligations. The adoption of the amendments to IFRS 2 did not have an impact on the Company’s consolidated financial statements as at the effective date of adoption.

Income Taxes
In November 2016, the IFRS Interpretations Committee issued an agenda decision that prohibits the application of guidance in IAS 12, Income Taxes, for non-depreciable property, plant and equipment by analogy to intangible assets with an indefinite useful life when measuring deferred tax. The agenda decision clarifies that an entity must consider whether the intangible asset with an indefinite useful life is expected to be recovered through use or through sale, or a combination of both. The revised guidance was effective immediately. The impact of the adoption of the revised guidance to IAS 12 is described in note 10.

3. SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation:

(i)     Business combinations:
Business combinations are accounted for using the acquisition method. Accordingly, the consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any debt and equity interests issued by the Company on the date control of the acquired company is obtained. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Contingent consideration classified as an asset or a liability that is a financial instrument is subsequently remeasured at fair value, with any resulting gain or loss recognized in the consolidated statement of earnings and comprehensive income. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed as incurred and are included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in an acquired company either at fair value or at the non-controlling interest’s proportionate share of the acquired company’s net identifiable assets. The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred and non-controlling interest recognized is less than the fair value of the net assets of the business acquired, a purchase gain is recognized immediately in the consolidated statement of earnings and comprehensive income.

GILDAN 2016 REPORT TO SHAREHOLDERS 9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(a)	Basis of consolidation (continued):

(ii)    Subsidiaries:
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by the Company. Intragroup transactions, balances and unrealized gains or losses on transactions between group companies are eliminated.

The Company’s principal subsidiaries, their jurisdiction of incorporation, and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of Incorporation	Ownership percentage
Gildan Activewear SRL	Barbados	100%
Gildan USA Inc.	Delaware	100%
Gildan Yarns, LLC	Delaware	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
Gildan Apparel (Canada) LP	Ontario	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
Gildan Activewear Honduras Textile Company, S. de R.L.	Honduras	100%
Gildan Activewear (Eden) Inc.	North Carolina	100%
Gildan Mayan Textiles, S. de R.L.	Honduras	100%
A.K.H., S. de R. L.	Honduras	100%

The Company has no other subsidiaries representing individually more than 10% of the total consolidated assets and 10% of the consolidated net sales of the Company, or in the aggregate more than 20% of the total consolidated assets and the consolidated net sales of the Company as at and for the fiscal year ended January 1, 2017.

(b)	Foreign currency translation:
Monetary assets and liabilities of the Company’s Canadian and foreign operations denominated in currencies other than the U.S. dollar are translated using exchange rates in effect at the reporting date. Non-monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the rates prevailing at the respective transaction dates. Income and expenses denominated in currencies other than U.S. dollars are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in net earnings, and presented in the statement of earnings and comprehensive income within financial expenses.

(c)	Cash and cash equivalents:
The Company considers all liquid investments with maturities of three months or less from the date of purchase to be cash equivalents.

GILDAN 2016 REPORT TO SHAREHOLDERS 10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(d)	Trade accounts receivable:
Trade accounts receivable consist of amounts due from our normal business activities. An allowance for doubtful accounts is maintained to reflect expected credit losses. Bad debts are provided for based on collection history and specific risks identified on a customer-by-customer basis. Uncollected accounts are written off through the allowance for doubtful accounts. Trade accounts receivable are recorded net of accrued sales discounts.

The Company may continuously sell trade receivables of certain designated customers to a third party financial institution in exchange for a cash payment equal to the face value of the sold trade receivables, less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade receivables but does not retain any credit risk with respect to any trade receivables that have been sold. All receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position as the sale of the receivables qualify for de-recognition. The net cash proceeds received by the Company are included as cash flows from operating activities in the consolidated statements of cash flows. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer is recorded in financial expenses in the consolidated statements of earnings.

(e)	Inventories:
Inventories are stated at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle. Inventory costs include the purchase price and other costs directly related to the acquisition of raw materials and spare parts held for use in the manufacturing process, and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Normal capacity is the average production expected to be achieved during the fiscal year, under normal circumstances. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Raw materials, work in progress and spare parts inventories are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost.

(f) Assets held for sale:
Non-current assets which are classified as assets held for sale, are reported in current assets in the statement of financial position, when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. Assets held for sale are stated at the lower of their carrying amount and fair value less costs to sell.

(g) Property, plant and equipment:
Property, plant and equipment are initially recorded at cost, and are subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment includes expenditures that are directly attributable to the acquisition or construction of an asset. The cost of self-constructed assets includes the cost of materials and direct labour, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management. The cost of property, plant and equipment also includes, when applicable, the initial present value estimate of the costs of decommissioning or dismantling and removing the asset and restoring the site on which it is located at the end of its useful life, and any applicable borrowing costs, and is amortized over the remaining life of the underlying asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of other equipment. Subsequent costs are included in an asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present and the cost of the item can be measured reliably. When property, plant and equipment are replaced, they are fully written down. Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the statement of earnings and comprehensive income.

Land is not depreciated. The cost of property, plant and equipment less its residual value, if any, is depreciated on a straight-line basis over the following estimated useful lives:

GILDAN 2016 REPORT TO SHAREHOLDERS 11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(g) Property, plant and equipment (continued):

Asset	Useful life
Buildings and improvements	5 to 40 years
Manufacturing equipment	3 to 10 years
Other equipment	2 to 25 years

Significant components of plant and equipment which are identified as having different useful lives are depreciated separately over their respective useful lives. Depreciation methods, useful lives and residual values, if applicable, are reviewed and adjusted, if appropriate, on a prospective basis at the end of each fiscal year.

Assets not yet utilized in operations include expenditures incurred to date for plant constructions or expansions which are still in process and equipment not yet placed into service as at the reporting date. Depreciation on these assets commences when the assets are available for use.

Borrowing costs
Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and ready for its intended use.

All other borrowing costs are recognized as financial expenses in the consolidated statement of earnings and comprehensive income as incurred.

(h) Intangible assets:
Definite life intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets include identifiable intangible assets acquired in a business combination, and consist of customer contracts and customer relationships, license agreements, and trademarks. Intangible assets also include computer software that is not an integral part of the related hardware. Indefinite life intangible assets represent intangible assets which the Company controls, which have no contractual or legal expiration date, and therefore are not amortized as there is no foreseeable time limit to their useful economic life. An assessment of indefinite life intangible assets is performed annually to determine whether events and circumstances continue to support an indefinite useful life, and any change in the useful life assessment from indefinite to finite is accounted for as a change in accounting estimate on a prospective basis. Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful-lives:

Asset	Useful life
Customer contracts and customer relationships	7 to 20 years
License agreements	7 to 10 years
Computer software	4 to 7 years
Trademarks with a finite life	5 years
Non-compete agreements	2 years

Most of the Company's trademarks are not amortized as they are considered to be indefinite life intangible assets.

GILDAN 2016 REPORT TO SHAREHOLDERS 12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(h) Intangible assets (continued):

The costs of information technology projects that are directly attributable to the design and testing of identifiable and unique software products, including internally developed computer software are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use it;

•	there is an ability to use the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use the software product are available; and

•	the expenditures attributable to the software product during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense in the consolidated statement of earnings and comprehensive income as incurred.

(i) Goodwill:
Goodwill is measured at cost less accumulated impairment losses, if any. Goodwill arises on business combinations and is measured as the excess of the consideration transferred and the recognized amount of the non-controlling interest in the acquired business, if any, over the fair value of identifiable assets acquired and liabilities assumed of an acquired business.

(j) Impairment of non-financial assets:
Non-financial assets that have an indefinite useful life such as goodwill and trademarks are not subject to amortization and are therefore tested annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired. Assets that are subject to amortization are assessed at the end of each reporting period as to whether there is any indication of impairment, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s value in use and fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case assets are grouped at the lowest levels for which there are separately identifiable cash inflows (i.e. cash-generating units or CGUs).

In assessing value in use, the estimated future cash flows expected to be derived from the asset or CGU by the Company are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset and or the CGU. In assessing a CGU’s fair value less costs of disposal, the Company uses the best information available to reflect the amount that the Company could obtain, at the time of the impairment test, from the disposal of the asset or CGU in an arm’s length transaction between knowledgeable, willing parties, after deducting the estimated costs of disposal.

For the purpose of testing goodwill for impairment, goodwill acquired in a business combination is allocated to a CGU or a group of CGUs that is expected to benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquired company are assigned to those CGUs. Impairment losses recognized are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. Impairment losses are recognized in the statement of earnings and comprehensive income.

Reversal of impairment losses
A goodwill impairment loss is not reversed. Impairment losses on non-financial assets other than goodwill recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

GILDAN 2016 REPORT TO SHAREHOLDERS 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(k) Financial instruments:
The Company initially recognizes financial assets on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Company classifies its financial assets as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Financial assets
Financial assets are classified into the following categories, and depend on the purpose for which the financial assets were acquired.

(i)	Financial assets measured at amortized cost
A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:

•	The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.

The Company currently classifies its cash and cash equivalents, trade accounts receivable, certain other current assets (excluding derivative financial instruments designated as effective hedging instruments), and long-term non-trade receivables as financial assets measured at amortized cost. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

(ii)	Financial assets measured at fair value
These assets are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss. However, for investments in equity instruments that are not held for trading, the Company may elect at initial recognition to present gains and losses in other comprehensive income. For such investments measured at fair value through other comprehensive income, gains and losses are never reclassified to profit or loss, and no impairment is recognized in profit or loss. Dividends earned from such investments are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment. The Company currently has no significant financial assets measured at fair value.

Financial liabilities
Financial liabilities are classified into the following categories.

(iii)	Financial liabilities measured at amortized cost
A financial liability is subsequently measured at amortized cost, using the effective interest method. The Company currently classifies accounts payable and accrued liabilities (excluding derivative financial instruments designated as effective hedging instruments), and long-term debt as financial liabilities measured at amortized cost.

(iv)	Financial liabilities measured at fair value
Financial liabilities at fair value are initially recognized at fair value and are remeasured at each reporting date with any changes therein recognized in net earnings. The Company currently classifies its contingent consideration in connection with a business acquisition as a financial liability measured at fair value.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expired.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

GILDAN 2016 REPORT TO SHAREHOLDERS 14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(k) Financial instruments (continued):

Fair value of financial instruments
Financial instruments measured at fair value use the following fair value hierarchy to prioritize the inputs used in measuring fair value:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data.

Impairment of financial assets
The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated statement of earnings and comprehensive income.

(l) Derivative financial instruments and hedging relationships:
The Company enters into derivative financial instruments to hedge its market risk exposures. On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net earnings.

Derivatives are recognized initially at fair value, and attributable transaction costs are recognized in net earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect net earnings, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in accumulated other comprehensive income as part of equity. The amount recognized in other comprehensive income is removed and included in net earnings under the same line item in the consolidated statement of earnings and comprehensive income as the hedged item, in the same period that the hedged cash flows affect net earnings. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in net earnings. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income remains in accumulated other comprehensive income until the forecasted transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income is recognized immediately in net earnings.

GILDAN 2016 REPORT TO SHAREHOLDERS 15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(l) Derivative financial instruments and hedging relationships (continued):

Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in net earnings, together with any changes in the fair value of the hedged asset, liability or firm commitment that are attributable to the hedged risk. The change in fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in the statement of earnings and comprehensive income or in the statement of financial position caption relating to the hedged item. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.

Embedded derivatives
Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Other derivatives
When a derivative financial instrument is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in net earnings.

(m) Accounts payable and accrued liabilities:
Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Accounts payable and accrued liabilities are classified as current liabilities if payment is due within one year, otherwise, they are presented as non-current liabilities.

(n) Long-term debt:
Long-term debt is recognized initially at fair value, and is subsequently carried at amortized cost. Initial facility fees are deferred and treated as an adjustment to the instrument's effective interest rate and recognized as an expense over the instrument's estimated life if it is probable that the facility will be drawn down. However, if it is not probable that a facility will be drawn down for its entire term, then the fees are considered service fees and are deferred and recognized as an expense on a straight-line basis over the commitment period.

(o) Employee benefits:
Short-term employee benefits
Short-term employee benefits include wages, salaries, commissions, compensated absences and bonuses. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. Short-term employee benefit obligations are included in accounts payable and accrued liabilities.

Defined contribution plans
The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred. Benefits are also provided to employees through defined contribution plans administered by the governments in the countries in which the Company operates. The Company’s contributions to these plans are recognized in the period when services are rendered.

GILDAN 2016 REPORT TO SHAREHOLDERS 16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(o) Employee benefits (continued):

Defined benefit plans
The Company maintains a liability for statutory severance obligations for active employees located in the Caribbean Basin and Central America which is payable to the employees in a lump sum payment upon termination of employment. The liability is based on management’s best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions.

Liabilities related to defined benefit plans are included in other non-current liabilities in the consolidated statement of financial position. Service costs, interest costs, and costs related to the impact of program changes are recognized in cost of sales in the consolidated statement of earnings. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized directly to other comprehensive income in the period in which they arise, and are immediately transferred to retained earnings without reclassification to net earnings in a subsequent period.

(p) Provisions:
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as financial expense. Provisions are included in other non-current liabilities in the consolidated statement of financial position.

Decommissioning and site restoration costs
The Company recognizes decommissioning and site restoration obligations for future removal and site restoration costs associated with the restoration of certain property and plant should it decide to discontinue some of its activities.

Onerous contracts
A provision for onerous contracts is recognized if the unavoidable costs of meeting the obligations specified in a contractual arrangement exceed the economic benefits expected to be received from the contract. Provisions for onerous contracts are measured at the lower of the cost of fulfilling the contract and the expected cost of terminating the contract.

(q) Share capital:
Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such common shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

(r) Dividends declared:
Dividends declared to the Company’s shareholders are recognized as a liability in the consolidated statement of financial position in the period in which the dividends are approved by the Company’s Board of Directors.

(s) Revenue recognition:
Revenue is recognized upon shipment of products to customers, since title passes upon shipment, and to the extent that the selling price is fixed or determinable. At the time of sale, estimates are made for customer price discounts and volume rebates based on the terms of existing programs. Sales are recorded net of these program costs and estimated sales returns, which are based on historical experience, current trends and other known factors, and exclude sales taxes. New sales incentive programs which relate to sales made in a prior period are recognized at the time the new program is introduced.

GILDAN 2016 REPORT TO SHAREHOLDERS 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(t) Cost of sales and gross profit:
Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the cost of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Gross profit is the result of net sales less cost of sales. The Company’s gross profit may not be comparable to gross profit as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

(u) Selling, general and administrative expenses:
Selling, general and administrative (“SG&A”) expenses include warehousing and handling costs, selling and administrative personnel costs, advertising and marketing expenses, costs of leased non-manufacturing facilities and equipment, professional fees, non-manufacturing depreciation expense, and other general and administrative expenses. SG&A expenses also include bad debt expense and amortization of intangible assets.

(v) Product introduction expenditures:
Product introduction expenditures are one-time fees paid to retailers to allow the Company’s products to be placed on store shelves. If the Company receives a benefit over a period of time and the fees are directly attributable to the product placement, and certain other criteria are met, these fees are recorded as an asset and are amortized as a reduction of revenue over the term of the arrangement. The Company evaluates the recoverability of these assets on a quarterly basis.

(w) Restructuring and acquisition-related costs:
Restructuring and acquisition-related costs are expensed when incurred, or when a legal or constructive obligation exists. Restructuring and acquisition-related costs are comprised of costs directly related to the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction and integration costs incurred pursuant to business acquisitions. The nature of expenses included in restructuring and acquisition-related costs include: severance and termination benefits, including the termination of employee benefit plans; gains or losses from the remeasurement and disposal of assets held for sale; facility exit and closure costs; costs incurred to eliminate redundant business activities pursuant to business acquisitions; legal, accounting and other professional fees (excluding costs of issuing debt or equity) directly incurred in connection with a business acquisition; purchase gains on business acquisitions; losses on business acquisitions achieved in stages; contingent amounts payable to selling shareholders under their employment agreements pursuant to a business acquisition; and the remeasurement of liabilities related to contingent consideration incurred in connection with a business acquisition.

(x) Cotton and cotton-based yarn procurements:
The Company contracts to buy cotton and cotton-based yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments as they are entered into for purchase and receipt in accordance with the Company’s expected usage requirements, and therefore are not measured at fair value. The Company commits to fixed prices on a percentage of its cotton and cotton-based yarn requirements up to eighteen months in the future. If the cost of committed prices for cotton and cotton-based yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales.

(y) Government assistance:
Government assistance is recognized only when there is reasonable assurance the Company will comply with all related conditions for receipt of the assistance. Government assistance, including grants and tax credits, related to operating expenses is accounted for as a reduction to the related expenses. Government assistance, including monetary and non-monetary grants and tax credits related to the acquisition of property, plant and equipment, is accounted for as a reduction of the cost of the related property, plant and equipment, and is recognized in net earnings using the same methods, periods and rates as for the related property, plant and equipment.

GILDAN 2016 REPORT TO SHAREHOLDERS 18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(z) Financial expenses (income):
Financial expenses (income) include: interest expense on borrowings, including realized gains and/or losses on interest rate swaps designated for hedge accounting; bank and other financial charges; discount on the sales of trade accounts receivable; interest income on funds invested; accretion of interest on discounted provisions; net foreign currency losses and/or gains; and losses and/or gains on financial derivatives that do not meet the criteria for effective hedge accounting.

(aa) Income taxes:
Income tax expense is comprised of current and deferred income taxes, and is included in net earnings except to the extent that it relates to a business acquisition, or items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. The Company recognizes deferred income tax assets for unused tax losses, and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are derecognized to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss at the time of the transaction, and where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

In determining the amount of current and deferred income taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its positions, due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes.

(bb) Earnings per share:
Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the weighted average number of common shares outstanding for the period adjusted to include the dilutive impact of stock options and restricted share units. The number of additional shares is calculated by assuming that all common shares held in trust for the purpose of settling Non-treasury restricted share units have been delivered, all dilutive outstanding options are exercised and all dilutive outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized share-based compensation which is considered to be assumed proceeds, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized share-based compensation is considered assumed proceeds since there is no exercise price paid by the holder.

GILDAN 2016 REPORT TO SHAREHOLDERS 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(cc) Share based payments:
Stock options and Treasury restricted share units
Stock options and Treasury restricted share units are equity settled share based payments, which are measured at fair value at the grant date. For stock options, the compensation cost is measured using the Black-Scholes option pricing model, and is expensed over the award's vesting period. For Treasury restricted share units, compensation cost is measured at the fair value of the underlying common share, and is expensed over the award's vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. Upon the exercise of stock options and the vesting of Treasury restricted share units, the corresponding amounts previously credited to contributed surplus are transferred to share capital. Stock options and Treasury restricted share units that are dilutive and meet the non-market performance conditions as at the reporting date are considered in the calculation of diluted earnings per share, as per note 3(bb) to these consolidated financial statements.

Non-Treasury restricted share units expected to be settled in cash
Prior to January 4, 2016, non-Treasury restricted share units in which the Company had a choice to settle in either cash or equity were accounted for as cash settled awards, except to the extent that common shares had been purchased on the open market and held in a trust for the purpose of settling the Non-Treasury restricted share units in shares in lieu of cash (as described in Note 13(e) to these consolidated financial statements). Compensation expense was initially measured at fair value at the grant date and recognized in net earnings over the vesting period, with the recognized compensation expense included in accounts payable and accrued liabilities. The liability was remeasured at fair value, based on the market price of the Company’s common shares, at each reporting date. Remeasurements during the vesting period were recognized immediately to net earnings to the extent that they related to past services, and recognition was amortized over the remaining vesting period to the extent that they related to future services. The cumulative compensation cost that was ultimately recognized was the fair value of the Company's shares at the settlement date.
Non-Treasury restricted share units expected to be settled in common shares
As at January 3, 2016, all non-Treasury restricted share units in which the Company had a choice to settle in either cash or equity are accounted for as equity-settled awards as the Company has the intent and ability to settle these in common shares to be purchased on the open market. These were previously accounted for as described above. As a result, the Company reclassified $6.2 million from accounts payable and accrued liabilities to contributed surplus in the consolidated statement of financial position, which represents the fair value as at January 4, 2016 of non-Treasury restricted share unit awards previously accounted for as cash-settled awards. Compensation cost is measured at the fair value of the underlying common share, and is expensed over the award's vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus. Upon delivery of the common shares for settlement of vesting non-Treasury restricted share units, the corresponding amounts previously credited to contributed surplus are transferred to share capital. The number of non-Treasury restricted share units remitted to the participants upon settlement is equal to the number of non-Treasury restricted share units awarded less units withheld to satisfy the participants' statutory withholding tax requirements.

Estimates for forfeitures and performance conditions
The measurement of compensation expense for stock options, Treasury restricted share units and non-Treasury restricted share units is net of estimated forfeitures. For the portion of Treasury restricted share units and Non-Treasury restricted share units that are issuable based on non-market performance conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Deferred share unit plan
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors, who receive a portion of their compensation in the form of deferred share units (“DSUs”). These DSUs are cash settled awards, and are initially recognized in net earnings based on fair value at the grant date. The DSU obligation is included in accounts payable and accrued liabilities and is remeasured at fair value, based on the market price of the Company’s common shares, at each reporting date.

GILDAN 2016 REPORT TO SHAREHOLDERS 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(cc) Share based payments (continued):

Employee share purchase plans
For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of common shares is also recorded as an increase to share capital.

(dd) Leases:
Leases in which a significant portion of the risks and rewards of ownership are not assumed by the Company are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to net earnings on a straight-line basis over the lease term.

Leases of property, plant and equipment where the Company has substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Determining whether an arrangement contains a lease
At inception of an arrangement where the Company receives the right to use an asset, the Company determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Company the right to control the use of the underlying asset.

(ee) Use of estimates and judgments:
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies:
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash generating units (CGUs)
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Printwear, Branded Apparel and Yarn-Spinning (yarn-spinning manufacturing division).

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

GILDAN 2016 REPORT TO SHAREHOLDERS 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(ee) Use of estimates and judgments (continued):

Key sources of estimation uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Allowance for doubtful accounts
The Company makes an assessment of whether accounts receivable are collectable, which considers the credit-worthiness of each customer, taking into account each customer’s financial condition and payment history in order to estimate an appropriate allowance for doubtful accounts. Furthermore, these estimates must be continuously evaluated and updated. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company may be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience.

Sales promotional programs
In the normal course of business, certain incentives are granted to our customers including discounts and rebates. At the time of sale, estimates are made for customer price discounts and rebates based on the terms of existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience, current trends and other known factors. If actual price discounts, rebates or returns differ from estimates, significant adjustments to net sales could be required in future periods.

Inventory valuation
The Company regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, discontinued, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual market conditions are less favorable than previously projected, or if liquidation of the inventory which is no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required.

Business combinations
Business combinations are accounted for in accordance with the acquisition method. On the date that control is obtained, the identifiable assets, liabilities and contingent liabilities of the acquired company are measured at their fair value. Depending on the complexity of determining these valuations, the Company uses appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

GILDAN 2016 REPORT TO SHAREHOLDERS 22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(ee) Use of estimates and judgments (continued):

Recoverability and impairment of non-financial assets
The calculation of fair value less costs of disposal or value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, cash flows, capital expenditures, and the selection of an appropriate earnings multiple or discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results as well as earnings multiples obtained by using market comparables as a reference, and discount rates which are used to reflect market based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third party licensing arrangements, changes to the Company’s business strategy, and changes in economic conditions can result in actual useful lives and future cash flows differing significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions, and if associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets.

Valuation of statutory severance obligations and the related costs
The valuation of the statutory severance obligations and the related costs requires economic assumptions, including discount rates and expected rates of compensation increases, and participant demographic assumptions. The actuarial assumptions used may differ materially from year to year due to changing market and economic conditions, resulting in significant increases or decreases in the obligations and related costs.

Measurement of the estimate of expected costs for decommissioning and site restoration
The measurement of the provision for decommissioning and site restoration costs requires assumptions to be made including expected timing of the event which would result in the outflow of resources, the range of possible methods of decommissioning and site restoration, and the expected costs that would be incurred to settle any decommissioning and site restoration liabilities. The Company has measured the provision using the present value of the expected costs which requires assumptions on the discount rate to use. Revisions to any of the assumptions and estimates used by management may result in changes to the expected expenditures to settle the liability which would require adjustments to the provision and which may have an impact on the operating results of the Company in the period the change occurs.

Income taxes
The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings.

GILDAN 2016 REPORT TO SHAREHOLDERS 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers, and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service). IFRS 15 is effective for the Company’s fiscal year beginning on January 1, 2018, with earlier application permitted. The Company is currently evaluating the impact of the adoption of IFRS 15 on the consolidated financial statements, including the transition options. Based on a preliminary assessment, the Company does not expect that the adoption of IFRS 15 will have a material impact on the consolidated financial statements. The Company will finalize its assessment during fiscal 2017.

Financial Instruments
In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Leases
In January 2016, the IASB issued IFRS 16 Leases, which specifies how an entity will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, with earlier application permitted only if IFRS 15, Revenue from Contracts with Customers, has also been applied. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements, and expects that the majority of its operating leases will need to be recognized in the consolidated statement of financial position on initial adoption of IFRS 16.

5. BUSINESS ACQUISITIONS:

Peds Legwear, Inc.

On August 22, 2016, the Company acquired a 100% interest in Peds Legwear, Inc. (Peds) for total consideration of $51.9 million (net of cash acquired and income tax liabilities assumed), of which $47.9 million was paid at closing and a balance due of $4.0 million is expected to be paid within twelve months of closing. Excluding the income tax liabilities and certain non-operational liabilities assumed, the gross consideration was $55.0 million. The acquisition was financed by the utilization of the Company's long-term bank credit facilities. Peds is a marketer of quality foot apparel and legwear products, including ladies no-show liners, socks and sheer, and therapeutic hosiery sold mainly under the Peds® and MediPeds® brands to U.S. and Canadian retailers. The acquisition is expected to create revenue growth opportunities by leveraging Gildan's existing customer relationships to broaden the channels of distribution for the Peds® and MediPeds® brands and by extending these brands into Gildan’s other product categories. In addition, Peds' current distribution into the footwear channel provides broader access in this channel for Gildan’s brands and product portfolio.

GILDAN 2016 REPORT TO SHAREHOLDERS 24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS (continued):

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair values of certain assets acquired, which the Company expects to finalize by the end of the second quarter of fiscal 2017. Goodwill is attributable primarily to Peds' assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is partially deductible for tax purposes. The operating results of Peds are included in the Branded Apparel segment. The consolidated results of the Company for fiscal 2016 include net sales of $30.3 million and net earnings of $0.8 million relating to Peds' results of operations since the date of acquisition.

Alstyle Apparel, LLC

On May 26, 2016, the Company acquired a 100% interest in Alstyle Apparel, LLC and its subsidiaries (Alstyle) for cash consideration of $110 million. The acquisition was financed by the utilization of the Company’s long-term bank credit facilities. Alstyle manufactures and markets activewear products such as T-shirts and fleece, the majority of which are sold under the Alstyle® brand. Alstyle sells its products to screenprinters, embellishers, and mass-marketers largely in the U.S., as well as in Canada and Mexico. Its manufacturing and distribution operations include a large-scale textile manufacturing facility and cut and sew facilities in Mexico, as well as distribution centers located in the U.S., Canada, and Mexico. The acquisition of Alstyle expands Gildan’s penetration in printwear markets in the U.S., Canada, and Mexico, and broadens and complements Gildan’s position in the Western United States where Alstyle has a strong presence.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair values of the inventories acquired, which the Company expects to finalize by the end of the first quarter of fiscal 2017. Goodwill is attributable primarily to Alstyle's assembled workforce, which was not recorded separately since it did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is fully deductible for tax purposes. The operating results of Alstyle are included in the Printwear segment. The consolidated results of the Company for fiscal 2016 include net sales of $88.3 million and net earnings of $1.0 million relating to Alstyle’s results of operations since the date of acquisition.

GILDAN 2016 REPORT TO SHAREHOLDERS 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS (continued):

The following table summarizes the provisional amounts recognized for the assets acquired and liabilities assumed at the date of acquisition:

	Peds	Alstyle	Total
Assets acquired:
Trade accounts receivable	$11,821	$19,113	$30,934
Inventories	20,548	62,677	83,225
Prepaid expenses, deposits and other current assets	1,180	3,831	5,011
Property, plant and equipment	5,442	26,337	31,779
Intangible assets (1)	26,484	7,500	33,984
Deferred income taxes	1,380	—	1,380
	66,855	119,458	186,313
Liabilities assumed:
Accounts payable and accrued liabilities	(16,376)	(11,629)	(28,005)
Income taxes payable	(2,521)	—	(2,521)
Deferred income taxes	(4,069)	—	(4,069)
	(22,966)	(11,629)	(34,595)

Goodwill	7,980	1,649	9,629
Net assets acquired at fair value	$51,869	$109,478	$161,347
Cash consideration paid at closing, net of cash acquired	47,869	109,478	157,347
Balance due	4,000	—	4,000
	$51,869	$109,478	$161,347
(1) The intangible assets acquired relating to Peds are comprised of customer relationships in the amount of $9.7 million which are being amortized on a straight line basis over their estimated useful lives of fifteen years, trademarks in the amount of $16.3 million which are not being amortized as they are considered to be indefinite life intangible assets, and computer software in the amount of $0.5 million. The intangible assets acquired relating to Alstyle are comprised of customer relationships in the amount of $4.0 million which are being amortized on a straight line basis over their estimated useful lives of fifteen years, and trademarks in the amount of $3.5 million, which are being amortized over five years.

If the acquisitions of Peds and Alstyle were accounted for on a pro forma basis as if they had occurred at the beginning of the Company’s fiscal year, the Company’s consolidated net sales and net earnings for the year ended January 1, 2017 would have been $2,704.3 million and $352.6 million, respectively. These pro forma figures have been estimated based on the results of Alstyle's and Peds' operations prior to being purchased by the Company, adjusted to reflect fair value adjustments which arose on the date of the acquisitions, as if the acquisitions occurred on January 1, 2017, and should not be viewed as indicative of the Company’s future results.

Comfort Colors

On March 2, 2015, the Company acquired substantially all of the operating assets of a company operating under the Comfort Colors trade name for cash consideration of $103.3 million. The transaction also resulted in the effective settlement of $8.4 million of trade accounts receivable from Comfort Colors prior to the acquisition. The acquisition was financed by the utilization of the Company’s revolving long-term bank credit facility. Comfort Colors is a leading supplier of garment-dyed undecorated basic T-shirts and sweatshirts for the North American printwear market. The Comfort Colors® brand is highly recognized among consumers purchasing from college bookstores, specialty retail stores, and destination and resort shops. The acquisition of Comfort Colors reinforces Gildan’s strategy to increase its penetration of the growing fashion basics segment of the North American printwear market.

GILDAN 2016 REPORT TO SHAREHOLDERS 26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS (continued):

The Company accounted for the acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company determined the fair value of the assets acquired and liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Goodwill is attributable primarily to Comfort Colors’ assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is partially deductible for tax purposes. The operating results of Comfort Colors are included in the Printwear segment.

The following table summarizes the amounts recognized for the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$14,446
Inventories	21,078
Prepaid expenses, deposits and other current assets	69
Property, plant and equipment	1,668
Intangible assets (1)	62,300
99,561
Liabilities assumed:
Accounts payable and accrued liabilities	(2,064)
(2,064)

Goodwill	14,181
Net assets acquired at fair value	$111,678
Cash consideration paid at closing	103,300
Settlement of pre-existing relationship	8,378
$111,678
(1) The intangible assets acquired are comprised of customer relationships in the amount of $25.0 million, which are being amortized on a straight line basis over their estimated useful lives of twelve years, and trademarks in the amount of $37.3 million, which are not being amortized as they are considered to be indefinite life intangible assets.

6. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents consisted entirely of bank balances as at January 1, 2017 and January 3, 2016.

7. TRADE ACCOUNTS RECEIVABLE:

	January 1, 2017	January 3, 2016

Trade accounts receivable	$283,322	$310,733
Allowance for doubtful accounts	(5,589)	(4,601)
	$277,733	$306,132

As at January 1, 2017, trade accounts receivables being serviced under a receivables purchase agreement amounted to $80.5 million. The receivables purchase agreement, which allows for the sale of a maximum of $175 million of accounts receivables at any one time, expires on June 26, 2017, subject to annual extensions. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was not significant for the year ended January 1, 2017.

GILDAN 2016 REPORT TO SHAREHOLDERS 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. TRADE ACCOUNTS RECEIVABLE (continued):

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	January 1, 2017	January 3, 2016

		(15 months)
Balance, beginning of fiscal year	$(4,601)	$(4,423)
Bad debt recovery (expense)	92	(560)
Write-off of trade accounts receivable	524	455
Increase due to business acquisitions	(1,604)	(73)
Balance, end of fiscal year	$(5,589)	$(4,601)

8. INVENTORIES:

	January 1, 2017	January 3, 2016

Raw materials and spare parts inventories	$119,155	$119,826
Work in progress	56,397	54,737
Finished goods	779,324	676,470
	$954,876	$851,033

The amount of inventories recognized as an expense and included in cost of sales was $1,810.3 million for fiscal 2016 (2015 - $2,165.4 million), which included an expense of $11.3 million (2015- $4.6 million) related to the write-down of inventory to net realizable value.

9. PROPERTY, PLANT AND EQUIPMENT:

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2016

Cost
Balance, January 3, 2016	$65,687	$439,276	$903,502	$156,492	$75,576	$1,640,533
Additions	2,727	17,390	46,165	9,870	50,607	126,759
Additions through business acquisitions	839	17,672	12,651	617	—	31,779
Transfers from assets held for sale	120	3,855	—	248	—	4,223
Transfers	—	28,028	45,140	2,408	(75,576)	—
Disposals	—	(2,035)	(9,465)	(1,984)	—	(13,484)
Balance, January 1, 2017	$69,373	$504,186	$997,993	$167,651	$50,607	$1,789,810

Accumulated depreciation
Balance, January 3, 2016	$—	$109,204	$404,663	$82,277	$—	$596,144
Depreciation	—	22,828	86,242	15,668	—	124,738
Transfers from assets held for sale	—	1,732	—	248	—	1,980
Disposals	—	(788)	(7,163)	(1,984)	—	(9,935)
Balance, January 1, 2017	$—	$132,976	$483,742	$96,209	$—	$712,927
Carrying amount, January 1, 2017	$69,373	$371,210	$514,251	$71,442	$50,607	$1,076,883

GILDAN 2016 REPORT TO SHAREHOLDERS 28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. PROPERTY, PLANT AND EQUIPMENT (continued):

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2015

Cost
Balance, October 5, 2014	$45,541	$314,823	$687,369	$129,688	$166,872	$1,344,293
Additions	20,146	66,450	117,896	26,647	75,576	306,715
Additions through business acquisitions	—	—	1,568	100	—	1,668
Transfers	—	58,671	107,024	1,177	(166,872)	—
Disposals	—	(668)	(10,355)	(1,120)	—	(12,143)
Balance, January 3, 2016	$65,687	$439,276	$903,502	$156,492	$75,576	$1,640,533

Accumulated depreciation
Balance, October 5, 2014	—	86,611	316,566	67,390	—	470,567
Depreciation	—	22,655	96,036	15,997	—	134,688
Disposals	—	(62)	(7,939)	(1,110)	—	(9,111)
Balance, January 3, 2016	$—	$109,204	$404,663	$82,277	$—	$596,144
Carrying amount, January 3, 2016	$65,687	$330,072	$498,839	$74,215	$75,576	$1,044,389

Assets not yet utilized in operations include expenditures incurred to date for plant expansions which are still in process, and equipment not yet placed into service as at the end of the reporting period.

During fiscal 2016, the Company ceased to classify certain property and equipment as held for sale since the criteria for this classification were no longer met. The Company transferred these assets to property, plant and equipment at the lower of their carrying amounts as adjusted for depreciation not recognized during the period the assets were held for sale, and their recoverable amount.

As at January 1, 2017, there were contractual purchase obligations outstanding of approximately $44.7 million for the acquisition of property, plant and equipment compared to $51.1 million as of January 3, 2016.

10. INTANGIBLE ASSETS AND GOODWILL:

Intangible assets

2016	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, January 3, 2016	$191,831	$154,972	$58,300	$44,972	$1,880	$451,955
Additions	—	—	1,198	4,084	—	5,282
Additions through business acquisitions	13,700	19,800	—	484	—	33,984
Disposals	—	—	—	(764)	—	(764)
Balance, January 1, 2017	$205,531	$174,772	$59,498	$48,776	$1,880	$490,457

Accumulated amortization
Balance, January 3, 2016	$50,740	$—	$36,140	$26,600	$1,722	$115,202
Amortization	11,445	125	6,446	3,183	90	21,289
Disposals	—	—	—	(255)	—	(255)
Balance, January 1, 2017	$62,185	$125	$42,586	$29,528	$1,812	$136,236
Carrying amount, January 1, 2017	$143,346	$174,647	$16,912	$19,248	$68	$354,221

GILDAN 2016 REPORT TO SHAREHOLDERS 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL (continued):

2015	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, October 5, 2014	$166,831	$117,672	$53,300	$36,931	$1,700	$376,434
Additions	—	—	5,000	8,044	180	13,224
Additions through business acquisitions	25,000	37,300	—	—	—	62,300
Disposals	—	—	—	(3)	—	(3)
Balance, January 3, 2016	$191,831	$154,972	$58,300	$44,972	$1,880	$451,955

Accumulated amortization
Balance, October 5, 2014	$38,007	$—	$26,349	$23,025	$1,700	$89,081
Amortization	12,733	—	9,791	3,578	22	26,124
Disposals	—	—	—	(3)	—	(3)
Balance, January 3, 2016	$50,740	$—	$36,140	$26,600	$1,722	$115,202
Carrying amount, January 3, 2016	$141,091	$154,972	$22,160	$18,372	$158	$336,753

The carrying amount of internally-generated assets within computer software was $13.9 million as at January 1, 2017 and $10.4 million as at January 3, 2016. Included in computer software as at January 1, 2017 is $9.9 million (January 3, 2016 - $9.1 million) of assets not yet utilized in operations.

Goodwill:

	January 1, 2017	January 3, 2016

Balance, beginning of fiscal year	$190,626	$176,445
Goodwill acquired (note 5)	9,629	14,181
Other (1)	1,853	—
Balance, end of fiscal year	$202,108	$190,626

(1) The increase in goodwill relates to the acquisition of Doris Inc. ("Doris") in fiscal 2014, and reflects additional deferred income tax liabilities in accordance with the revised guidance to IAS 12 issued in November 2016 as described in Note 2(c).

Recoverability of cash-generating units:
Goodwill acquired through business acquisitions and trademarks with indefinite useful lives have been allocated to CGUs that are expected to benefit from the synergies of the acquisition, as follows:

	January 1, 2017	January 3, 2016

Branded Apparel:
Goodwill	$180,482	$170,649
Trademarks with an indefinite life	129,272	112,972
	$309,754	$283,621

Printwear:
Goodwill	$21,626	$19,977
Trademarks with an indefinite life	42,000	42,000
	$63,626	$61,977

GILDAN 2016 REPORT TO SHAREHOLDERS 30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL (continued):

In assessing whether goodwill and indefinite life intangible assets are impaired, the carrying amount of the CGUs (including goodwill and indefinite life intangible assets) are compared to their recoverable amount. The recoverable amounts of CGUs are based on the higher of the value in use and fair value less costs of disposal. The Company performed the annual impairment review for goodwill and indefinite life intangible assets during fiscal 2016, and the estimated recoverable amounts exceeded the carrying amounts of the CGUs and as a result, there was no impairment identified.

Recoverable amount
The Company determined the recoverable amount of the Branded Apparel and Printwear CGU’s based on the fair value less costs of disposal method. The fair values of the Branded Apparel and Printwear CGU’s were based on an earnings multiple applied to forecasted adjusted EBITDA for the next year, which takes into account financial budgets approved by senior management. The key assumptions for the fair value less costs of disposal method include estimated sales volumes, selling prices and input costs in determining future forecasted adjusted EBITDA, as well as the earnings multiple applied to forecasted adjusted EBITDA. The earnings multiple used was obtained by using market comparables as a reference. Assuming the continued level of profitability of the Company, no reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill or indefinite life intangible assets.

11. LONG-TERM DEBT:

	Effective interest rate (1)	Principal amount		Maturity date
		January 1, 2017	January 3, 2016

Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2% (2)	1.6%	$—	$375,000	April 2021
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 1.25% (3)	1.5%	—	—	March 2018
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2% (4)	1.9%	300,000	—	June 2021
Notes payable, interest at fixed rate of 2.70%, payable semi-annually (5)	2.7%	100,000	—	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53% payable quarterly (5)	2.7%	50,000	—	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually (5)	2.9%	100,000	—	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57% payable quarterly (5)	2.9%	50,000	—	August 2026
		$600,000	$375,000

(1)	Represents the effective interest rate for the year ended January 1, 2017, including the cash impact of interest rate swaps, where applicable.

(2)
The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). In addition, an amount of $19.0 million (January 3, 2016 - $27.1 million) has been committed against this facility to cover various letters of credit.

(3)
During March 2016, the Company entered into an unsecured revolving long-term bank credit facility agreement for a total principal amount of $300 million, which has a one year revolving period followed by a one year term-out period, and provides for an annual extension of the revolving period which is subject to the approval of the lenders. A fixed spread of 1.0% during the revolving period and 1.25% during the term-out period is added to the U.S. LIBOR-based variable interest rate.

(4)
During June 2016, the Company entered into an unsecured five-year term loan agreement for a total principal amount of $300 million. The term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement).

(5)
During July 2016, the Company entered into a Note Purchase Agreement and subsequently issued unsecured notes for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market. The notes can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

GILDAN 2016 REPORT TO SHAREHOLDERS 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM DEBT (continued):

During fiscal 2016, the Company entered into a total of $250 million of floating-to-fixed interest rate swaps to fix the floating rate exposure on certain long term debt agreements. A $50 million 7-year floating-to-fixed interest rate swap maturing in August 2023 is converting the interest rate on the $50 million variable-rate notes payable maturing in August 2023 to an all-in fixed rate of 2.7%, and a $50 million 10-year floating-to-fixed interest rate swap maturing in August 2026 is converting the interest rate on the $50 million variable-rate notes payable maturing in August 2026 to an all-in fixed rate of 2.9%. In addition, $150 million of 5-year floating-to-fixed interest rate swaps maturing in June 2021 are converting the variable-rate LIBOR component of an equivalent portion of the term loan to a fixed rate of 0.96%.

Under the terms of the revolving facilities, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all covenants at January 1, 2017.

12. OTHER NON-CURRENT LIABILITIES:

	January 1, 2017	January 3, 2016

		(15 months)

Employee benefit obligation - Statutory severance and pre-notice	$14,579	$8,882
Employee benefit obligation - Defined contribution plan	2,444	2,185
Provisions	17,546	20,630
Contingent consideration (note 14(a))	—	5,919
	$34,569	$37,616

(a) Statutory severance and pre-notice obligations:

	January 1, 2017	January 3, 2016

		(15 months)
Obligation, beginning of fiscal year	$8,882	$17,556
Service cost	10,953	13,473
Interest cost	5,839	7,268
Actuarial loss(1)	5,239	10,000
Pre-notice obligation reduction(2)	—	(11,426)
Foreign exchange gain	(527)	(403)
Benefits paid	(15,807)	(27,586)
Obligation, end of fiscal year	$14,579	$8,882

(1) The actuarial loss is due to changes in the actuarial assumptions used to determine the statutory severance obligations.
(2) The reduction in the pre-notice obligation is due to the impact of program changes relating to the Company’s pre-notice obligations for active employees located in Central America, to align with statutory requirements. As a result of these program changes, pre-notice costs for employees in Central America will now be recognized when an employer-initiated termination occurs.

Significant assumptions for the calculation of the statutory severance obligations included the use of a discount rate of between 9.75% and 9.85% (2015 - between 10% and 10.5%) and rates of compensation increases between 7.25% and 7.50% (2015 - between 6.5% and 8.0%). A 1% increase in the discount rates would result in a corresponding decrease in the statutory severance obligations of $4.2 million, and a 1% decrease in the discount rates would result in a corresponding increase in the statutory severance obligations of $5.0 million. A 1% increase in the rates of compensation increases used would result in a corresponding increase in the statutory severance obligations of $5.1 million, and a 1% decrease in the rates of compensation increases used would result in a corresponding decrease in the statutory severance obligations of $4.3 million.

The cumulative amount of actuarial losses recognized in other comprehensive income as at January 1, 2017 was $22.0 million (January 3, 2016 - $16.8 million) which have been reclassified to retained earnings in the period in which they were recognized.

GILDAN 2016 REPORT TO SHAREHOLDERS 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. OTHER NON-CURRENT LIABILITIES (continued):

(b) Defined contribution plan:
During fiscal 2016, defined contribution expenses were $3.4 million (2015 - $3.2 million).

(c) Provisions:

	Decommissioning
	and site	Lease exit
	restoration costs	costs	Total

Balance, January 3, 2016	$17,545	$3,085	$20,630
Changes in estimates made during the fiscal year	(1,857)	(465)	(2,322)
Provisions utilized during the fiscal year	—	(1,098)	(1,098)
Accretion of interest	336	—	336
Balance, January 1, 2017	$16,024	$1,522	$17,546

Provisions include estimated future costs of decommissioning and site restoration for certain assets located at the Company’s textile and sock facilities and a distribution centre in the U.S., for which the timing of settlement is uncertain, but has been estimated to be in excess of twenty years. The lease exit costs were incurred in connection with the integration of acquired businesses.

13. EQUITY:

(a)	Shareholder rights plan:
The Company has a shareholder rights plan which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(b)	Accumulated other comprehensive income (“AOCI”):
Accumulated other comprehensive income includes the changes in the fair value of the effective portion of qualifying cash flow hedging instruments outstanding at the end of the period, and the balances remaining from hedging relationships for which hedge accounting no longer applied at the end of the period.

(c)	Share capital:
Authorized:
Common shares, authorized without limit as to number and without par value. First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at January 1, 2017 and January 3, 2016, none of the first and second preferred shares were issued.

Issued:
As at January 1, 2017, there were 230,218,171 common shares (January 3, 2016 - 243,571,188) issued and outstanding, which are net of 21,125 common shares (January 3, 2016 - 269,281) that have been purchased and are held in trust as described in note 13(e).

On February 4, 2015, the Board of Directors of the Company approved a share dividend of one common share for each issued and outstanding common share of the Company, which has the same effect as a two-for-one stock split of the Company’s outstanding common shares. The Company’s share dividend on the common shares was paid on March 27, 2015 to shareholders of record at the close of business on March 20, 2015 and is designated as an “eligible dividend” for Canadian tax purposes. The outstanding share data reflects the effect of the two-for-one stock split which took effect on March 27, 2015.

GILDAN 2016 REPORT TO SHAREHOLDERS 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. EQUITY (continued):

(d)	Normal course issuer bid:
On February 24, 2016, the Company announced the initiation of a normal course issuer bid ("NCIB") beginning February 26, 2016 and expiring February 25, 2017, to purchase for cancellation up to 12,192,814 outstanding common shares of the Company, representing approximately 5% of the Company’s issued and outstanding common shares, on the TSX and the NYSE or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE, or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. The price paid by Gildan for common shares was the market price at the time of the acquisition plus brokerage fees, and purchases made under an issuer bid exemption order were at a discount to the prevailing market price in accordance with the terms of the order.

On July 26, 2016, the Company obtained approval from the TSX to amend its NCIB in order to increase the maximum number of common shares that could be repurchased from 12,192,814 common shares, or 5% of the Company’s issued and outstanding common shares as at February 19, 2016 (the reference date for the NCIB), to 20,727,784 common shares, representing 8.5% of the Company’s issued and outstanding common shares or 8.6% of the public float of 239,683,863 common shares as at February 19, 2016. No other terms of the NCIB were amended.

During the year ended January 1, 2017, the Company repurchased for cancellation a total of 13,775,248 common shares for a total cost of $394.5 million, of which a total of 4,025,000 common shares were repurchased by way of private agreements with arm’s length third party sellers. Of the total cost, $8.6 million was charged to share capital and $385.8 million was charged to retained earnings. During the fiscal year ended January 3, 2016, the Company repurchased and cancelled a total of 3,050,000 common shares under a previous NCIB by way of private agreements with an arm’s-length third-party seller for a total cost of $79.7 million, which reflected a discount to the prevailing market price of the Company’s common shares on the TSX at the time of the purchases. Of the total cost, $1.6 million was charged to share capital and $78.1 million was charged to retained earnings.

On February 22, 2017, the Board of Directors of the Company approved the initiation of a new NCIB commencing on February 27, 2017 to purchase for cancellation up to 11,512,267 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. Gildan is authorized to make purchases under the NCIB during the period from February 27, 2017 to February 26, 2018 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the NYSE, or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE, or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada.

(e)	Common shares purchased as settlement for non-Treasury RSUs:
In September 2011, the Company established a trust for the purpose of settling the vesting of non-Treasury RSUs. For non-Treasury RSUs that are to be settled in common shares in lieu of cash, the Company directs the trustee to purchase common shares of the Company on the open market to be held in trust for and on behalf of the holders of non-Treasury RSUs until they are delivered for settlement, when the non-Treasury RSUs vest. For accounting purposes, the common shares are considered as held in treasury, and recorded as a temporary reduction of outstanding common shares and share capital. Upon delivery of the common shares for settlement of the non-Treasury RSUs, the number of common shares outstanding is increased, and the amount in contributed surplus is transferred to share capital. The common shares purchased as settlement for non-Treasury RSUs were as follows:

	2016			2015
	Shares	Amount	Average cost	Shares	Amount	Average Cost

Balance, beginning of year	269	$7,464	$27.75	294	$7,055	$24.00
Purchased	—	—	—	560	15,239	27.21
Distributed	(248)	(6,873)	27.71	(585)	(14,830)	25.35
Balance, end of year	21	$591	$28.14	269	$7,464	$27.75

GILDAN 2016 REPORT TO SHAREHOLDERS 34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. EQUITY (continued):

(f)	Contributed surplus:
The contributed surplus account is used to record the initial value of equity-settled share based compensation transactions. Upon the exercise of stock options, the vesting of Treasury RSUs, and the delivery of common shares for settlement of vesting non-Treasury RSUs, the corresponding amounts previously credited to contributed surplus are transferred to share capital.

14. FINANCIAL INSTRUMENTS:

Disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices, and how the Company manages those risks, are included in the section entitled “Financial risk management” of the Management’s Discussion and Analysis of the Company’s operations, financial performance and financial position as at January 1, 2017 and January 3, 2016. Accordingly, these disclosures are incorporated into these consolidated financial statements by cross-reference.

(a)	Financial instruments - carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the consolidated statements of financial position are as follows:

	January 1, 2017	January 3, 2016

Financial assets
Amortized cost:
Cash and cash equivalents	$38,197	$50,675
Trade accounts receivable	277,733	306,132
Financial assets included in prepaid expenses, deposits and other current assets	22,722	25,140
Long-term non-trade receivables included in other non-current assets	476	2,372
Derivative financial instruments designated as effective hedging instruments included in prepaid expenses, deposits and other current assets	32,572	4,034
Derivative financial instruments included in prepaid expenses, deposits and other current assets - total return swap	—	51

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$231,927	$230,739
Long-term debt - bearing interest at variable rates	400,000	375,000
Long-term debt - bearing interest at fixed rates (1)	200,000	—
Derivative financial instruments designated as effective hedging instruments included in accounts payable and accrued liabilities	1,515	1,529
Derivative financial instruments included in accounts payable and accrued liabilities - total return swap	620	—
Contingent consideration (2)	—	5,919
(1)The fair value of the long-term debt bearing interest at fixed rates was $192.5 million as at January 1, 2017.
(2)The contingent consideration was included in other non-current liabilities as at January 3, 2016.

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

GILDAN 2016 REPORT TO SHAREHOLDERS 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(a)	Financial instruments - carrying amounts and fair values (continued):

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances.

Contingent consideration
The contingent consideration in connection with a business combination is payable based on the achievement of sales revenue targets for the 12-month period ended June 30, 2017, or December 31, 2017, as applicable per the terms of the agreement. The contingent consideration was initially measured at fair value, and is remeasured at fair value at each reporting date through net earnings, within restructuring and acquisition-related costs. The fair value measurement of the contingent consideration is determined using unobservable (Level 3) inputs. These inputs include (i) the estimated amount and timing of projected cash flows; (ii) the probability of the achievement of the factors on which the contingency is based; and (iii) the risk-adjusted discount rate used to present value the probability-weighted cash flows. Fair value has been estimated based on the best estimate of the probability of the sales revenue targets being achieved, as well as using a discount rate which is based on the risk associated with the sales revenue targets being met. The discount rate applied to the contingent consideration was 13.5%. As at January 1, 2017, management estimated that none of the revenue targets will be achieved, and as a result the fair value of the contingent consideration has been reduced to nil.

Derivatives
The derivative financial instruments designated as effective hedging instruments consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract at the measurement date under the same conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at January 1, 2017, the notional amount of TRS outstanding was 245,854 shares.

The fair values of financial assets, financial liabilities, and derivative financial instruments were measured using Level 1 or 2 inputs in the fair value hierarchy, with the exception of the contingent consideration which was measured using Level 3 inputs. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

(b) Derivative financial instruments - hedge accounting:
During fiscal 2016, the Company entered into foreign exchange and commodity forward, option, and swap contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar and to manage its exposure to movements in commodity prices, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes.

GILDAN 2016 REPORT TO SHAREHOLDERS 36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(b) Derivative financial instruments - hedge accounting (continued):
The forward foreign exchange contracts were designated as cash flow hedges and qualified for hedge accounting. The forward foreign exchange contracts outstanding as at January 1, 2017 consisted primarily of contracts to reduce the exposure to fluctuations in Canadian dollars, Euros, Australian dollars, Pounds sterling, and Mexican pesos, against the U.S. dollar.
The commodity forward, option, and swap contracts were designated as cash flow hedges and qualified for hedge accounting. The commodity contracts outstanding as at January 1, 2017 consisted primarily of forward, collar, and swap contracts to reduce the exposure to movements in commodity prices.
The floating-to-fixed interest rate swaps were designated as cash flow hedges and qualified for hedge accounting. The floating-to-fixed interest rate swaps contracts outstanding as at January 1, 2017 served to fix the variable interest rates on the designated interest payments of a portion of the Company's long term debt.
The following table summarizes the Company’s commitments to buy and sell foreign currencies as at January 1, 2017:

				Carrying and fair value		Maturity
	Notional			Prepaid	Accounts
	foreign			expenses,	payable
	currency	Average	Notional	deposits and	and
	amount	exchange	U.S. $	other current	accrued	0 to 12
	equivalent	rate	equivalent	assets	liabilities	months

Cash flow hedges:
Forward foreign exchange contracts:

Sell GBP/Buy USD	29,828	1.2840	$38,300	$1,529	$—	$1,529
Sell EUR/Buy USD	31,596	1.1082	35,015	1,575	—	1,575
Sell CAD/Buy USD	68,498	0.7681	52,613	1,747	—	1,747
Buy CAD/Sell USD	30,116	0.7094	21,365	975	—	975
Sell AUD/Buy USD	4,507	0.7494	3,378	134	—	134
Buy MXN/Sell USD	408,010	0.0507	20,696	—	(1,515)	(1,515)
			$171,367	$5,960	$(1,515)	$4,445

The following table summarizes the Company's commodity contracts outstanding as at January 1, 2017:

			Carrying and fair value	Maturity
			Prepaid expenses,
			deposits and other	0 to 12
	Type of commodity	Notional amount	current assets	months

Cash flow hedges:

Forward contracts	Cotton	173,500 pounds	$12,534	$12,534
Collar contracts (1)	Cotton	19,000 pounds	1,344	1,344
Swap contracts	Energy	94 barrels	1,104	1,104
			$14,982	$14,982
(1) A collar contract is a combination of two option contracts that limit the holder’s exposure to changes in prices within a specific range. This is achieved by simultaneously buying a call option (the acquisition of a right to purchase) and selling a put option (the sale to the counterparty of a right to sell).

GILDAN 2016 REPORT TO SHAREHOLDERS 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(b) Derivative financial instruments - hedge accounting (continued):

The following table summarizes the Company’s floating-to-fixed interest rate swap contracts outstanding as at January 1, 2017:

					Carrying and fair value
Notional					Prepaid expenses,
amount of			Fixed	Floating	deposits and other
borrowings	Maturity date	Pay / Receive	rate	rate	current assets

Cash flow hedges:

$150,000	June 17, 2021	Pay fixed rate / receive floating rate	0.96%	US LIBOR	$4,964
50,000	August 25, 2023	Pay fixed rate / receive floating rate	1.18%	US LIBOR	2,785
50,000	August 25, 2026	Pay fixed rate / receive floating rate	1.34%	US LIBOR	3,881
$250,000					$11,630

The following table summarizes the Company’s hedged items as at January 1, 2017:

			Change in
	Carrying amount of		value used for	Cash flow
	the hedged item		calculating hedge	hedge reserve
	Assets	Liabilities	ineffectiveness	(AOCI)

Cash flow hedges:

Foreign currency risk:
Forecast sales	$—	$—	$4,520	$(4,520)
Forecast expenses	—	—	(540)	540

Commodity risk:
Forecast purchases	—	—	24,953	(24,953)

Interest rate risk:
Forecast interest payments	—	—	11,678	(11,678)

No ineffectiveness was recognized in net earnings as the change in value of the hedging instrument used for calculating ineffectiveness was the same or smaller as the change in value of the hedged items used for calculating the ineffectiveness.

As at January 1, 2017, the balances remaining in the cash flow hedge reserve from hedging relationships for cotton commodities for which hedge accounting no longer applied was $10.0 million.

GILDAN 2016 REPORT TO SHAREHOLDERS 38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(c)	Financial expenses, net:

	2016	2015
		(15 months)
Interest expense on financial liabilities recorded at amortized cost (1)	$12,568	$8,649
Bank and other financial charges	6,348	4,747
Interest accretion on discounted provisions	336	409
Foreign exchange loss	434	3,992
	$19,686	$17,797
(1) Net of capitalized borrowing costs of $0.2 million (2015 - $1.0 million).

(d)	Hedging components of other comprehensive income (“OCI”):

	2016	2015
		(15 months)
Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$161	$3,631
Commodity price risk	33,963	(836)
Interest rate risk	11,678	—

Income taxes	(3)	(36)

Amounts reclassified from OCI to inventory, related to commodity price risk	(4,356)	8,355

Amounts reclassified from OCI to net earnings, related to foreign currency risk, and included in:
Net sales	19	(2,155)
Selling, general and administrative expenses	(668)	472
Financial expenses, net (1)	(1,295)	(629)
Income taxes	19	23
Cash flow hedging gain	$39,518	$8,825
(1) The amount reclassified from OCI to net earnings included a loss of $48 related to interest rate risk for the year ended January 1, 2017.

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the year ended January 1, 2017.

The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the year ended January 1, 2017.

For the year ended January 1, 2017, the derivatives designated as cash flow hedges were considered to be fully effective and no ineffectiveness has been recognized in net earnings.

Approximately $29.0 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

GILDAN 2016 REPORT TO SHAREHOLDERS 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION:

(a)	Employee share purchase plans:
The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase from Treasury, common shares of the Company at a price of 90% of the then current share price as defined in the plans. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 5,000,000 common shares for issuance under the plans. As at January 1, 2017, a total of 794,193 shares (January 3, 2016 - 740,123) were issued under these plans. Included as compensation costs in selling, general and administrative expenses is $0.2 million (2015 - $0.2 million) relating to the employee share purchase plans.

(b)	Stock options and restricted share units:
The Company’s Long-Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries. The number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs for the LTIP is fixed at 12,000,632. As at January 1, 2017, 2,039,863 common shares remained authorized for future issuance under this plan.
The exercise price payable for each common share covered by a stock option is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Stock options granted since fiscal 2007 vest equally beginning on the second, third, fourth and fifth anniversary of the grant date, with limited exceptions.

Holders of Treasury RSUs, non-Treasury RSUs and deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs and non-Treasury RSUs expected to be settled in common shares are credited to contributed surplus when the dividends are declared.

Outstanding stock options were as follows:

		Weighted exercise price
	Number	(CA$)

Stock options outstanding, October 5, 2014	2,202	$14.47
Changes in outstanding stock options:
Granted(1)	1,339	36.53
Exercised	(1,462)	12.51
Forfeited	(184)	32.85
Stock options outstanding, January 3, 2016	1,895	29.78
Changes in outstanding stock options:
Granted	714	33.01
Exercised	(77)	13.76
Stock options outstanding, January 1, 2017	2,532	$31.18
(1) Fiscal 2015 includes an extra grant as a result of an additional three months in the fiscal year.
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

GILDAN 2016 REPORT TO SHAREHOLDERS 40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

As at January 1, 2017, 468,813 outstanding options were exercisable at the weighted average exercise price of CA$19.43 (January 3, 2016 - 201,016 options at CA$15.52). For stock options exercised during fiscal 2016, the weighted average share price at the date of exercise was CA$37.32 (2015 - CA$40.02). Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during the twelve months ended January 1, 2017 was $4.07 (January 3, 2016 - $8.60). The following table summarizes the assumptions used in the Black-Scholes option pricing model for the stock option grants for fiscal 2016 and 2015:

	2016	2015

Exercise price	CA$33.01	CA$36.53
Risk-free interest rate	0.66%	1.19%
Expected volatility	21.85%	31.41%
Expected life	4.63 years	6.04 years
Expected dividend yield	1.27%	0.86%

Expected volatilities are based on the historical volatility of Gildan’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

The following table summarizes information about stock options issued and outstanding and exercisable at January 1, 2017:

	Options issued and outstanding		Options exercisable
Exercise prices (CA$)	Number	Remaining contractual life (yrs)	Number

$13.60	125	2	125
$14.32	25	1	25
$15.59	227	3	131
$24.22	287	4	114
$30.46	296	5	74
$33.01	714	7	—
$38.01	575	6	—
$42.27	283	9	—
	2,532		469

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. With limited exceptions, all Treasury RSUs awarded to date vest within a five-year vesting period. The vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

GILDAN 2016 REPORT TO SHAREHOLDERS 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

Outstanding Treasury RSUs were as follows:

	Number	Weighted average fair value per unit

Treasury RSUs outstanding, October 5, 2014	665	$12.07
Changes in outstanding Treasury RSUs:
Granted	128	30.60
Granted for dividends declared	4	29.92
Settled through the issuance of common shares	(428)	9.81
Forfeited	(77)	25.25
Treasury RSUs outstanding, January 3, 2016	292	20.25
Changes in outstanding Treasury RSUs:
Granted	8	30.08
Granted for dividends declared	3	29.08
Settled through the issuance of common shares	(43)	17.78
Forfeited	(11)	29.20
Treasury RSUs outstanding, January 1, 2017	249	$20.70
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

As at January 1, 2017 and January 3, 2016, none of the awarded and outstanding Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the options and Treasury RSUs, for fiscal 2016 was $4.5 million (2015 - $4.5 million), and the counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

Outstanding non-Treasury RSUs were as follows:

	2016	2015

Non-Treasury RSUs outstanding, beginning of fiscal year	953	768
Changes in outstanding non-Treasury RSUs:
Granted(1)	431	660
Granted for performance	113	158
Granted for dividends declared	10	12
Settled - common shares	(248)	(594)
Settled - payment of withholding taxes	(178)	—
Forfeited	(34)	(51)
Non-Treasury RSUs outstanding, end of fiscal year	1,047	953
(1) Fiscal 2015 includes an extra grant as a result of an additional three months in the fiscal year.
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

GILDAN 2016 REPORT TO SHAREHOLDERS 42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares purchased on the open market, at the Company's option. Non-Treasury RSUs are settled in common shares purchased on the open market, and to the extent that the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation associated with the share-based payment the Company settles Non-Treasury RSUs on a net basis. Beginning in fiscal 2010, 100% of non-Treasury RSUs awarded to executive officers have vesting conditions that are dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly listed companies. In addition, up to two times the actual number of non-Treasury RSUs awarded to executive officers can vest if exceptional financial performance is achieved. As at January 1, 2017 and January 3, 2016, none of the outstanding non-Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the non-Treasury RSUs, for fiscal 2016 was $11.1 million (2015 - $15.9 million), and the counterpart has been recorded as contributed surplus. When the underlying common shares are delivered to employees for settlement upon vesting, the amounts previously credited to contributed surplus are transferred to share capital.

(c) Deferred share unit plan:
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors who must receive at least 50% of their annual board retainers in the form of deferred share units ("DSUs"). The value of these DSUs is based on the Company’s share price at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at January 1, 2017, there were 255,472 (January 3, 2016 - 226,456) DSUs outstanding at a value of $6.5 million (January 3, 2016 - $6.4 million). This amount is included in accounts payable and accrued liabilities based on a fair value per deferred share unit of $25.37 (January 3, 2016 - $28.42). The DSU obligation is adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in selling, general and administrative expenses, which for fiscal 2016 was $0.7 million (2015 - $1.6 million).

Changes in outstanding DSUs were as follows:

	2016	2015

DSUs outstanding, beginning of fiscal year	226	271
Granted	36	41
Granted for dividends declared	2	3
Forfeited	(9)	—
Redeemed	—	(89)
DSUs outstanding, end of fiscal year	255	226

16. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES:

(a)	Selling, general and administrative expenses:

	2016	2015
		(15 months)
Selling expenses	$113,340	$139,157
Administrative expenses	121,702	143,292
Distribution expenses	101,391	105,514
	$336,433	$387,963

GILDAN 2016 REPORT TO SHAREHOLDERS 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES (continued):

(b)	Employee benefit expenses:

	2016	2015
		(15 months)
Salaries, wages and other short-term employee benefits	$461,668	$515,854
Share-based payments	15,756	20,537
Post-employment benefits	25,089	17,338
	$502,513	$553,729

(c)	Lease expenses:
During the year ended January 1, 2017 an amount of $26.6 million was recognized in the consolidated statement of earnings and comprehensive income relating to operating leases (2015 - $28.9 million).

As at January 1, 2017, the future minimum lease payments under non-cancellable leases were as follows:

January 1, 2017

Within 1 year	$18,163
Between 1 and 5 years	36,683
More than 5 years	15,436
$70,282

(d)	Government assistance:
During the year ended January 1, 2017 an amount of $9.3 million was recognized in the consolidated statement of earnings and comprehensive income relating to government assistance for yarn production (2015 - $8.4 million).

17. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

Restructuring and acquisition-related costs are presented in the following table, and are comprised of costs directly related to the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit and integration costs incurred pursuant to business acquisitions.

	2016	2015
		(15 months)
Employee termination and benefit costs	$5,006	$4,976
Exit, relocation and other costs	7,898	8,545
Loss on disposal of property, plant and equipment related to exit activities	1,119	161
Loss (gain) on disposal or transfer of assets held for sale	597	(994)
Remeasurement of contingent consideration in connection with a business acquisition	(6,176)	1,118
Acquisition-related transaction costs	3,302	1,102
	$11,746	$14,908

GILDAN 2016 REPORT TO SHAREHOLDERS 44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. RESTRUCTURING AND ACQUISITION-RELATED COSTS (continued):

Restructuring and acquisition-related costs in fiscal 2016 related primarily to costs incurred in connection with the integration of acquired businesses, including the integrations of the more recent Alstyle and Peds acquisitions, the completion of the integration of other businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions, and costs incurred in connection with the rationalization of our retail store outlets as part of our overall direct to consumer channel strategy. Restructuring and acquisition-related costs also included transaction costs related to the acquisitions of Alstyle and Peds. Restructuring and acquisition-related costs were partially offset by a gain on the re-measurement of the fair value of contingent consideration in connection with the Doris acquisition.

Restructuring and acquisition-related costs in fiscal 2015 related primarily to costs incurred in connection with the integration of acquired businesses, including the integrations of the Doris and Comfort Colors acquisitions, and the completion of the integration of other businesses acquired in previous years, involving consolidation of customer service, distribution and administrative functions, and screenprinting operations. Restructuring and acquisition-related costs also included transaction costs related to the acquisition of the operating assets of Comfort Colors as well as costs incurred in connection with the consolidation of sewing operations.

18. INCOME TAXES:

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2016	2015
		(15 months)
Earnings before income taxes	$351,838	$309,440
Applicable tax rate	26.8%	26.9%
Income taxes at applicable statutory rate	94,398	83,085

(Decrease) increase in income taxes resulting from:
Effect of different tax rates on earnings of foreign subsidiaries	(83,208)	(76,150)
Income tax recovery and other adjustments related to prior taxation years	(4,822)	(5,086)
Non-recognition of tax benefits related to tax losses
and temporary differences	1,545	14,341
Effect of non-deductible expenses and other	(2,713)	(11,664)
Total income tax expense	$5,200	$4,526
Average effective tax rate	1.5%	1.5%

The Company’s applicable statutory tax rate is the Canadian combined rate applicable in the jurisdictions in which the Company operates.

The details of income tax expense are as follows:

	2016	2015
		(15 months)
Current income taxes, includes a recovery of $2,725
(2015 - expense of $3,904) relating to prior taxation years	$8,356	$7,036

Deferred income taxes:
Origination and reversal of temporary differences	(1,059)	(2,510)
Recognition of tax benefits relating to prior taxation years	(2,097)	—
	(3,156)	(2,510)

Total income tax expense	$5,200	$4,526

GILDAN 2016 REPORT TO SHAREHOLDERS 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. INCOME TAXES (continued):

Significant components of the Company’s deferred income tax assets and liabilities relate to the following temporary differences and unused tax losses:

	January 1, 2017	January 3, 2016

Deferred tax assets:
Non-capital losses	$76,345	$65,914
Non-deductible reserves and accruals	49,856	46,824
Property, plant and equipment	7,239	4,866
Other items	4,946	4,091
	138,386	121,695
Unrecognized deferred tax assets	(27,529)	(25,372)
Deferred tax assets	$110,857	$96,323

Deferred tax liabilities:
Property, plant and equipment	$(32,703)	$(18,872)
Intangible assets	(76,654)	(74,658)
Deferred tax liabilities	$(109,357)	$(93,530)
Deferred income taxes	$1,500	$2,793

The details of changes to deferred income tax assets and liabilities were as follows:

	2016	2015

Balance, beginning of fiscal year, net	$2,793	$(349)

Recognized in the statements of earnings:
Non-capital losses	9,847	3,005
Non-deductible reserves and accruals	3,004	22,589
Property, plant and equipment	(11,438)	(16,445)
Intangible assets	498	7,385
Other	2,790	317
Unrecognized deferred tax assets	(1,545)	(14,341)
	3,156	2,510

Business acquisitions	(4,542)	—
Other	93	632
Balance, end of fiscal year, net	$1,500	$2,793

As at January 1, 2017, the Company has tax credits, capital and non-capital loss carryforwards and other deductible temporary differences available to reduce future taxable income for tax purposes representing a tax benefit of approximately $27.5 million, for which no deferred tax asset has been recognized (January 3, 2016 - $25.4 million), because the criteria for recognition of the tax asset was not met. The tax credits and capital and non-capital loss carryforwards expire between 2021 and 2036. The recognized deferred tax asset is supported by projections of future profitability of the Company.

The Company has not recognized a deferred income tax liability for the undistributed profits of subsidiaries operating in foreign jurisdictions, as the Company currently has no intention to repatriate these profits. If expectations or intentions change in the future, the Company may be subject to an additional tax liability upon distribution of these earnings in the form of dividends or otherwise. As at January 1, 2017, a deferred income tax liability of approximately $71 million would result from the recognition of the taxable temporary differences of approximately $267 million.

GILDAN 2016 REPORT TO SHAREHOLDERS 46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	2016	2015
		(15 months)
Net earnings - basic and diluted	$346,638	$304,914

Basic earnings per share:
Basic weighted average number of common shares outstanding	235,355	242,502
Basic earnings per share	$1.47	$1.26

Diluted earnings per share:
Basic weighted average number of common shares outstanding	235,355	242,502
Plus dilutive impact of stock options, Treasury RSUs and common
shares held in trust	693	1,819
Diluted weighted average number of common shares outstanding	236,048	244,321
Diluted earnings per share	$1.47	$1.25
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

Excluded from the above calculation for the year ended January 1, 2017 are 1,572,273 stock options (2015 - 858,153) and 7,500 Treasury RSUs (2015 - 61,919) which were deemed to be anti-dilutive.

20. DEPRECIATION AND AMORTIZATION:

	2016	2015
		(15 months)
Depreciation of property, plant and equipment (note 9)	$124,738	$134,688
Adjustment for the variation of depreciation of property, plant and equipment included in inventories at the beginning and end of the year	(5,430)	(14,399)
Depreciation of property, plant and equipment included in net earnings	119,308	120,289
Amortization of intangible assets, excluding software (note 10)	18,106	22,546
Amortization of software (note 10)	3,183	3,578
Depreciation and amortization included in net earnings	$140,597	$146,413

GILDAN 2016 REPORT TO SHAREHOLDERS 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	2016	2015
		(15 months)
Depreciation and amortization (note 20)	$140,597	$146,413
Restructuring charges related to property, plant and equipment (note 17)	1,716	(833)
(Gain) loss on remeasurement of contingent consideration in connection with a business acquisition (note 17)	(6,176)	1,118
Loss on disposal of property, plant and equipment and intangible assets	1,631	1,167
Share-based compensation	15,373	12,320
Deferred income taxes (note 18)	(3,156)	(2,510)
Unrealized net loss on foreign exchange and financial derivatives	1,993	226
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to net earnings	10,840	5,042
Other non-current assets	(2,202)	2,011
Other non-current liabilities	(2,169)	(17,300)
	$158,447	$147,654

(b)	Variations in non-cash transactions:

	2016	2015
		(15 months)
Change in classification of non-Treasury RSUs to equity-settled (note 3(cc))	$6,234	$—
Additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	(8,200)	(6,980)
Proceeds on disposal of property, plant and equipment included in other current assets	(475)	(234)
Assets held for sale transferred to property, plant and equipment	2,243	—
Balance due on business acquisition (note 5)	(4,000)	—
Settlement of pre-existing relationship (note 5)	—	8,378
Transfer from accounts payable and accrued liabilities to contributed surplus in connection with share repurchases for future settlement of non-Treasury RSUs	—	7,488
Non-cash ascribed value credited to contributed surplus for dividends attributed to Treasury RSUs	370	85
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	8,085	26,496

GILDAN 2016 REPORT TO SHAREHOLDERS 48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. RELATED PARTY TRANSACTIONS:

Key management personnel compensation:
Key management personnel includes those individuals that have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and is comprised of the members of the executive management team and the Board of Directors. The amount for compensation expense recognized in net earnings for key management personnel was as follows:

	2016	2015
		(15 months)
Short-term employee benefits	$7,422	$7,579
Post-employment benefits	157	200
Share-based payments	10,132	11,274
	$17,711	$19,053

The amounts in accounts payable and accrued liabilities for share-based compensation awards to key management personnel were as follows:

	January 1, 2017	January 3, 2016

Non-Treasury RSUs	$—	$1,463
DSUs	6,481	6,436
	$6,481	$7,899

23. COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES:

(a)	Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

(b)	Guarantees
The Company, and some of its subsidiaries, have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at January 1, 2017, the maximum potential liability under these guarantees was $53.8 million (January 3, 2016 - $55.4 million), of which $10.4 million was for surety bonds and $43.4 million was for financial guarantees and standby letters of credit (January 3, 2016 - $10.6 million and $44.8 million, respectively).

As at January 1, 2017, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items.

GILDAN 2016 REPORT TO SHAREHOLDERS 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. CAPITAL DISCLOSURES:

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and taking a conservative approach towards financial risk management.

The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company’s use of capital is to finance working capital requirements, capital expenditures, business acquisition, payment of dividends, as well as share repurchases. The Company currently funds these requirements out of its internally-generated cash flows and with funds drawn from its long-term debt facilities.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio. The Company’s net debt leverage ratio is defined as the ratio of net indebtedness to earnings before financial expenses/income, taxes, depreciation and amortization, and restructuring and acquisition-related costs (“adjusted EBITDA”) for the trailing twelve months, on a pro-forma basis to reflect business acquisitions made during the trailing twelve month period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times adjusted EBITDA. As at January 1, 2017, the Company’s net debt leverage ratio was 1.0 times.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances.

The Board of Directors will consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving facilities, term loan facility, and notes require compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

The Company paid dividends of $74.4 million during the year ended January 1, 2017, representing dividends declared per common share of $0.312. On February 22, 2017, the Board of Directors approved a 20% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.0935 per share for an expected aggregate payment of $21.5 million which will be paid on April 3, 2017 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on March 9, 2017. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Company is not subject to any capital requirements imposed by a regulator.

25. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 55 countries across North America, Europe, Asia-Pacific and Latin America.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets and distributes branded family apparel, which includes athletic, casual and dress socks, sheer hosiery, legwear, shapewear, underwear and activewear products, primarily to U.S. and Canadian retailers.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of these consolidated financial statements.

GILDAN 2016 REPORT TO SHAREHOLDERS 50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. SEGMENT INFORMATION (continued):

	2016	2015
		(15 months)
Segmented net sales:
Printwear	$1,651,079	$1,794,754
Branded Apparel	933,991	1,164,484
Total net sales	$2,585,070	$2,959,238

Segment operating income:
Printwear	$388,052	$363,607
Branded Apparel	85,445	91,033
Total segment operating income	$473,497	$454,640

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$473,497	$454,640
Amortization of intangible assets, excluding software	(18,106)	(22,546)
Corporate expenses	(72,121)	(89,949)
Restructuring and acquisition-related costs	(11,746)	(14,908)
Financial expenses, net	(19,686)	(17,797)
Earnings before income taxes	$351,838	$309,440

Additions to property, plant and equipment and intangible assets
(including additions from business acquisitions and transfers):
Printwear	$146,556	$392,635
Branded Apparel	71,022	73,911
Corporate	4,357	4,682
Assets not yet utilized in operations, net of transfers	(24,131)	(87,321)
	$197,804	$383,907

Depreciation of property, plant and equipment:
Printwear	$77,436	$77,468
Branded Apparel	38,924	39,273
Corporate	2,948	3,548
	$119,308	$120,289

GILDAN 2016 REPORT TO SHAREHOLDERS 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. SEGMENT INFORMATION (continued):

The reconciliation of total assets to segmented assets is as follows:

	January 1, 2017	January 3, 2016

Segmented assets: (1)
Printwear	$1,640,739	$1,453,823
Branded Apparel	1,177,843	1,197,838
Total segmented assets	2,818,582	2,651,661
Unallocated assets:
Cash and cash equivalents	38,197	50,675
Assets held for sale	—	2,840
Deferred income taxes	1,500	2,793
Assets not yet utilized in operations	60,552	84,683
Other - primarily corporate assets	71,313	41,628
Consolidated assets	$2,990,144	$2,834,280
(1) Segmented assets include the net carrying amounts of intangible assets and goodwill.

Property, plant and equipment, intangible assets, and goodwill, were allocated to geographic areas as follows:

	January 1, 2017	January 3, 2016

United States	$841,694	$857,082
Canada	151,508	120,152
Honduras	400,438	400,774
Caribbean Basin	159,419	156,562
Other	80,153	37,198
	$1,633,212	$1,571,768

Net sales by major product group were as follows:

	2016	2015
		(15 months)
Activewear and underwear	$1,993,012	$2,246,524
Socks and hosiery	592,058	712,714
	$2,585,070	$2,959,238

Net sales were derived from customers located in the following geographic areas:

	2016	2015
		(15 months)
United States	$2,253,910	$2,585,533
Canada	118,955	136,516
Europe and other	212,205	237,189
	$2,585,070	$2,959,238

GILDAN 2016 REPORT TO SHAREHOLDERS 52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. SEGMENT INFORMATION (continued):

The Company has two customers accounting for at least 10% of total net sales.

	2016	2015
		(15 months)
Customer A	18.2%	15.7%
Customer B	12.4%	13.1%

26. EVENTS AFTER THE REPORTING PERIOD:

On February 8, 2017, the Company acquired the American Apparel® brand and certain assets from American Apparel, LLC, (American Apparel) which filed for Chapter 11 bankruptcy protection on November 14, 2016. The acquisition was effected through a court supervised auction during which Gildan emerged as the successful bidder with a final cash bid of approximately $88 million. The American Apparel® brand will be a strong complementary addition to Gildan’s growing brand portfolio. The acquisition provides the opportunity to grow American Apparel® sales by leveraging the Company’s extensive printwear distribution networks in North America and internationally to drive further market share penetration in the fashion basics segment of these markets.

Results from the sale of products under the American Apparel® brand will be consolidated with those of the Company from the date of acquisition and will be reflected as part of the results of the Printwear segment.

A deposit of $6.6 million was made with respect to the acquisition during December 2016, and was recorded in other non current assets in the statement of financial position, and as cash used in a business acquisition in the statement of cash flows.

GILDAN 2016 REPORT TO SHAREHOLDERS 53